

August 31, 2010

Mr. William Wright
President and Chief Financial Officer
Infrared Systems International
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

> RE: **Infrared Systems International**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed December 18, 2009**
> **Form 8-K filed April 16, 2010**
> **Form 8-K filed April 21, 2010**
> **File No. 333-147367**

Dear Mr. Wright:

We have reviewed your response filed August 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1. Please refer to our prior comments 1, 2 and 3. In light of the additional information provided in your responses, it does not appear that the TFE transaction should be accounted for as a reverse acquisition as you propose in your response to our comment 1. Based on the financial statements in your Form 10-Q for the period ended June 30, 2010, it appears that you have actually accounted for the TFE transaction as originally proposed in your response letter dated July 8, 2010. Please confirm your accounting for the investment made by TFE and revise your future filings to provide a clear description of the accounting impact of this transaction with TFE. As part of your disclosure please include a discussion to explain how you have accounted for IAI, your wholly owned subsidiary. Please provide us with your proposed disclosure as part of your response.

2. We note from your response to our comment 3 that you will account for the Focus acquisition in accordance with FASB ASC 805 at its fair value. In this regard, tell us the methods and assumptions used in calculating Focus' fair value.

3. In future filings please provide a clear description of the accounting impact the Focus acquisition had on your financial statements. Additionally, please provide in a footnote to your financial statements a detailed discussion of the acquisition including the disclosures required by FASB ASC 805-10-50, 805-20-50, and 805-30-50 (previously paragraphs 68 and 72 of SFAS 141R). Please provide us with your proposed disclosure as part of your response.

4. In this regard, please provide us with the journal entries recorded in your financial statements at consummation of the transactions with TFE and Focus.

5. We note your disclosure that you will provide an amended Form 8-K within 71 calendar days from the date following the filing of your April 21, 2010 Form 8-K with financial statements of Focus Systems. Please file those financial statements in accordance with Rule 8-04 of Regulation S-X. Also, please file the pro forma financial statements required by Rule 8-05 of Regulation S-X.

Form 10-Q for the three and nine months ended June 30, 2010

Financial Statements, page 3

6. We noted that you recorded an asset called Investment for $232,191 as of June 30, 2010, but do not see any related discussion in the footnotes. Please tell us the nature of this asset and to what it relates and how you determined it was a current asset.

7. We noted that you revised the September 30, 2009 balance sheet from that originally presented in your Form 10-K to include a credit card payable of $242,871 and due to this revision your balance sheet no longer foots. Please explain the nature of this change.

8. We noted that as part of the transaction with TFE and the acquisition of Focus Systems, IFRS issued a substantial number of shares, and we noted that the number of common stock outstanding increased to approximately 177.2 million shares and the balance of common stock increased to $177,245 at June 30, 2010, but additional paid in capital decreased to $854,968. In addition, we noted that Preferred Stock has also been reflected in the June 30, 2010 balance sheet. Please respond to the following:
    *   Please provide us with a rollforward of equity accounts between September 30, 2009 and June 30, 2010 and explain how the TFE transaction and Focus acquisition impacted each equity account.
    *   Please include a reconciliation of the common and preferred shares outstanding between each balance sheet date presented as part of your rollforward.
    *   Please also revise future filings to provide the significant terms of the Preferred Stock.

Statements of Cash Flows, page 5

9.   Please explain to us the nature of the addition to investment and shareholder loan included as a noncash item in the amount of $232,191.

10. We note that you include the proceeds from a capital investment of $28,344 as part of your cash flows from financing activities. Please explain the nature of the related financing and your accounting.

Note 5. Definite Lived Intangible Assets, page 6

11. We see from your disclosure herein that the patent that was previously recorded as an asset of IFRS was distributed to the company's subsidiary. Please explain to us how you have accounted for the IAI subsidiary and why you refer to a distribution, if the subsidiary is wholly owned. Confirm to us that you consolidate this wholly owned subsidiary. Please also reconcile this statement with what is presented in your statements of cash flows, which indicates the intangible assets were impaired during the nine months period ended June 30, 2010 in the amount of $33,970.

Liquidity and Capital Resources, page 9

12. Your liquidity discussion appears to be overly general and does not address your liquidity and going concern issues. Please revise in future filings to discuss historical information regarding sources of cash and capital expenditures, an evaluation of the amounts and certainty of cash flows, the existence, and timing of cash requirements, an analysis of trends and uncertainties, and an evaluation of your ability to meet upcoming cash requirements.

13. In this regard, we noted your disclosure on page 7 that the former CEO of the company claimed a default in the promissory note payable by Take Flight Equities and that the default could have an impact on the funding available to the subsidiary IAI. Please revise your liquidity discussion to address the impact of the default on the company's financial condition and the implications of default to the company.

Results of Operations for the three and nine months ended June 30, 2010 compared with the three months and nine months ended March 31, 2009, page 9

14. We note your explanation that the increase in revenue is due to the addition of service revenue, but do not see an underlying explanation as to what the service revenue relates to or how it was generated. Please advise.

15. In this regard, please also revise future filings to include a discussion of how you recognize revenue related to such services.

16. We noted that your operating expenses increased significantly in the three and nine months ended June 31, 2010. Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase is due to the costs of shifting the business assets to a subsidiary and the recently completed acquisition. However, you do not quantify the impact of each of these factors. Please revise future filings to specifically explain the increases to each line item presented.

Item 4. Controls and Procedures, page 10

17. We note your disclosure that there were no changes in your internal control over financial reporting that occurred during the period, however we noted that there has been a change in control and new management. Tell us how you considered such changes in making your determination whether there were changes in internal control.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief